EXHIBIT 99.1


03/CAT/14

FOR IMMEDIATE RELEASE
10.30 BST, 05.30 EST, Friday 30 May 2003

For further information contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471              Tel: +44 (0) 20 7067 0700
John Aston, Chief Financial Officer    Rachel Lankester
Rowena Gardner, Director of Corporate  Kevin Smith
Communications                         BMC Communications/The Trout Group (USA)
                                       ----------------------------------------
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS ANNOUNCEMENT
FROM ABBOTT LABORATORIES REGARDING HUMIRATM AND ABT-874

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today acknowledges the announcement made by Abbott Laboratories at a meeting held yesterday for investors and financial analysts. Abbott announced that it has raised its 2003 sales expectations for HUMIRATM from more than $200 million to $250 million. Abbott also announced development progress with ABT-874 (formerly
J695), discussing promising Phase II Crohn's disease data for ABT-874 and plans for a Phase II study in multiple sclerosis in the first half of 2004.
HUMIRA was isolated and optimised by CAT in collaboration with Abbott, and CAT will receive royalties on the sales of HUMIRA. ABT-874 was also isolated and optimised by CAT and Abbott, and was licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories). CAT receives development milestone payments and will receive royalties on sales of ABT-874.

Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.
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o    CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.